Exhibit 99.1

Ampio Pharmaceuticals Announces Initiation of Phase II Clinical Trial of Optina™

GREENWOOD VILLAGE, Colo., July 21 /PRNewswire-FirstCall/ — Ampio Pharmaceuticals, Inc. (OTC Bulletin Board: AMPE) today announced the initiation of a Phase II clinical trial of Optina™ for the treatment of diabetic macular edema, an early stage of diabetic retinopathy. Diabetic macular edema is responsible for most vision loss in patients with diabetes mellitus.

Ampio Pharmaceuticals has completed a formal agreement with St Michael’s Hospital, Toronto, Canada as a final step for ethics board approval which is expected in the next few days. “We are very excited to be commencing this trial and pending the final approval of the ethics board we will commence patient recruitment in the next weeks,” stated Don Wingerter, CEO of Ampio Pharmaceuticals. Chief Scientific Officer, Dr. David Bar-Or added, “After accumulating in vitro and animal data, it is gratifying to begin treating patients for this debilitating disease.”

Diabetic macular edema and diabetic retinopathy are complications of diabetes mellitus that occur in approximately one third of patients 10 years after the onset of diabetes and are rapidly growing causes of blindness worldwide. There is currently no effective oral medication to treat diabetic macular edema or diabetic retinopathy. Optina™ is a repurposed oral drug with an established human safety profile. Pre-clinical studies have shown the potential for Optina™ to significantly reduce diabetic macular edema in patients.

About Ampio Pharmaceuticals

Ampio Pharmaceuticals, Inc. develops innovative proprietary drugs for metabolic disease, eye disease, kidney disease, inflammation and CNS disease. The product pipeline includes new uses for previously approved drugs and new molecular entities (“NMEs”). By concentrating on development of new uses for previously approved drugs, approval timelines, costs and risk of clinical failure are reduced because these drugs have strong potential to be safe and effective while their shorter development times can significantly increase near-term value. A key strategy includes actively exploring partnership, licensing and other collaboration opportunities to maximize Ampio’s product development programs.

Safe Harbor Statement

Certain of the above statements contained in this press release are forward-looking statements that involve a number of risks and uncertainties. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those indicated in the forward-looking statements as a result of various factors.

Contact: Redwood Consultants, LLC Tel: +1 415-884-0348

SOURCE Ampio Pharmaceuticals, Inc.